UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.                     )
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☑
Securities Act Rule 13e-4(h)(8) (Issue Tender Offer)	☐
Securities Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Securities Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)        ☐
Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.
TANDBERG Television ASA

(Name of Subject Company)
Not Applicable

(Translation of Subject Company’s Name in English (if applicable))
Norway

(Jurisdiction of Subject Company’s Incorporation or Organization)
ARRIS Group, Inc.

(Name of Person(s) Furnishing Form)
Ordinary Shares

(Title of Class of Subject Securities)
Not Applicable

(CUSIP Number of Class of Subject Securities)
Eric Cooney, President and Chief Executive Officer
c/o Tandberg Television, Inc.
4500 River Green Parkway
Duluth, Georgia 30096
(678) 812 6300

(Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notes and Communications on Behalf of Subject Company)
with copies to:

Carl J. Erhardt Morris, Manning & Martin, LLP 3343 Peachtree Road, N.E. Atlanta, Georgia 30326 (404) 504-7608	Larry Margolis ARRIS Group, Inc. 3871 Lakefield Drive Suwanee, Georgia 30024 (678) 473-8129	Brink Dickerson Troutman Sanders LLP 600 Peachtree Street, N.E. Atlanta, Georgia 30308 (404) 885-3822
February 15, 2007

(Date Tender Offer/Rights Offered Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
(a)	(1)	Offer Document dated February 15, 2007, relating to tender offer by ARRIS Group, Inc. for all issued and outstanding shares of TANDBERG Television ASA. The tender offer period will be from and including February 15, 2007 to and including March 15, 2007, subject to extension.

	(2)	English translation of notice of offer published in The Norwegian Financial Daily on February 15, 2007.

	(3)	English translation of notice of offer disseminated through the Oslo Exchange on February 15, 2007.
(b)	Not applicable.
Item 2. Informational Legends
The appropriate informational legends are included in the Offer Document filed as an exhibit hereto in response to Item 1(a)(1) above.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.
PART III — CONSENT TO SERVICE OF PROCESS
(1)	Not applicable.

(2)	Not applicable.
SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Lawrence A. Morgolis
Lawrence A. Morgolis
Executive Vice President and Chief Counsel

Date: February 16, 2007

Exhibit Index

Exhibit No.	Description of Exhibit

1.0	Offer Document dated February 15, 2007, relating to tender offer by ARRIS Group, Inc. for all issued and outstanding shares of TANDBERG Television ASA. The tender offer period will be from and including February 15, 2007 to and including March 15, 2007, subject to extension.

2.0	English translation of notice of offer published in The Norwegian Financial Daily on February 15, 2007.

3.0	English translation of notice of offer disseminated through the Oslo Exchange on February 15, 2007.